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                          December 17, 2020

       Limin Liu
       Chief Executive Officer
       Dragon Victory International Ltd
       Hanshi Tower 22nd Floor
       No. 1786 Binsheng Road
       Binjiang District, Hangzhou
       Zhejiang Province, China

                                                        Re: Dragon Victory
International Ltd
                                                            Form F-3
                                                            Filed December 11,
2020
                                                            File No. 333-251297

       Dear Mr. Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Ying Li , Esq.